Filed Pursuant to Rule 433
Registration Statement No. 333-259545
Issuer Free Writing Prospectus dated August 16, 2022
Relating to Preliminary Prospectus Supplement dated August 16, 2022

EATON CORPORATION

Pricing Term Sheet

4.150% Sustainability-Linked Notes due 2033
4.700% Notes due 2052

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated August 16, 2022, relating to the offering of 4.150% Sustainability-Linked Notes due 2033 and 4.700% Notes due 2052 by Eaton Corporation (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

	4.150% Sustainability-Linked Notes due 2033	4.700% Notes due 2052
Issuer:	Eaton Corporation
Guarantors:	As described in the Preliminary Prospectus Supplement.
Maturity:	March 15, 2033	August 23, 2052
Principal Amount:	$1,300,000,000	$700,000,000
Interest Rate:	4.150% per annum (the “Initial Interest Rate”), subject to the Interest Rate Step-Up below.	4.700% per annum.
Interest Rate Step-Up:
From and including September 15, 2028 (the “Interest Rate Step-Up Date”), the interest rate accruing on the Notes shall be increased by an additional 25 basis points (0.25%) per annum unless the Company notifies (the “Satisfaction Notice”) the Trustee in writing on or before the date that is 15 days prior to the Interest Rate Step-Up Date (the “Notification Date”) that in respect of the year ended December 31, 2027 (the “Performance Reference Date”): (A) the Sustainability Performance Target has been satisfied and (B) the Company has received a related assurance letter from the External Verifier verifying the amount of the Parent and its Subsidiaries’ Scope 1 and Scope 2 Emissions for the Performance Reference Date (an “Assurance Letter”).
N/A

Benchmark Treasury:	2.750% due August 15, 2032	2.875% due May 15, 2052
Benchmark Treasury Price and Yield:	99-16; 2.808%	95-15; 3.109%
Spread to Benchmark Treasury:	135 bps	162.5 bps
Yield to Maturity:	4.158%	4.734%
Price to Public:	99.929% of the principal amount.	99.458% of the principal amount.
Interest Payment Dates:	Semi-annually on March 15 and September 15, beginning March 15, 2023.	Semi-annually on February 23 and August 23, beginning February 23, 2023.
Optional Redemption:
The greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (calculated using (i) the Initial Rate of Interest if the redemption date occurs prior to the Interest Rate Step-Up Date and (ii) if the redemption date occurs on or after the Interest Rate Step-Up Date, (A) the Initial Rate of Interest if the Company notifies the Trustee in writing on or before the Notification Date that in respect of the Performance Reference Date: (x) the Sustainability Performance Target has been satisfied and (y) the Company has received an Assurance Letter or (B) the Subsequent Rate of Interest, subject to any clerical or administrative errors (including any delays resulting therefrom), if as of the Notification Date (x) the Company fails, or is unable, to provide the Satisfaction Notice, (y) the Sustainability Performance Target has not been satisfied or (z) the Company has not received an Assurance Letter from the External Verifier) discounted to the redemption date (assuming the Sustainability-Linked Notes matured on the SLN Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Sustainability-Linked Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after December 15, 2032 (three months prior to maturity) (the “SLN Par Call Date”), the Issuer may redeem the Sustainability-Linked Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Sustainability-Linked Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
Treasury Rate plus 25 bps at any time prior to February 23, 2052 (six months prior to maturity); par call at any time on or after February 23, 2052.
Issue Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / A- / BBB+	Baa1 / A- / BBB+
CUSIP/ISIN:	278062 AH7 / US278062AH73	278062 AJ3 / US278062AJ30
Change of Control Triggering Event:	Issuer required to make an offer to repurchase at 101% if a Change of Control Triggering event occurs.
Use of Proceeds:	To redeem the Company’s outstanding 2.750% senior notes due 2022 and 3.68% senior notes due 2023, and for general corporate purposes.
Trade Date:	August 16, 2022
Settlement Date**:	August 23, 2022 (T+5)
Joint Book-Running Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. Loop Capital Markets LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Goldman Sachs & Co. LLC
Co-Managers:
BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
PNC Capital Markets LLC

D&I Co-Managers:	Academy Securities, Inc. AmeriVet Securities, Inc. CastleOak Securities, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and the Preliminary Prospectus Supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the Preliminary Prospectus Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement (or, if available, the prospectus supplement) if you request it by contacting BofA Securities, Inc. by email at dg.prospectus_requests@bofa.com or by telephone at 1-800-294-1322; Deutsche Bank Securities Inc. by email at prospectus.cpdg@db.com or by telephone at 800-503-4611; Loop Capital Markets LLC by email at prospectus@loopcapital.com or by telephone at 1-800-831-9146; Morgan Stanley & Co. LLC by email at prospectus@morganstanley.com or by telephone at 1-866-718-1649; or Wells Fargo Securities, LLC by email at wfscustomerservice@wellsfargo.com or by telephone at 1-800-645-3751.

** It is expected that delivery of the Notes will be made against payment therefor on or about the closing date specified herein, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.